Exhibit 12.1

AV Homes, Inc.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended March 31,
(dollars in thousands)	2012	2013	2014	2015	2016	2017
Earnings:
Income (loss) before income taxes and effects of changes in accounting principles	$(87,683)	$(8,272)	$(1,603)	$12,386	$37,586	$4,168
Less: net income from non-controlling interests	2,552	1,205	329	—	—	—
Plus: fixed charges	9,266	9,330	18,148	28,277	26,239	6,224
Plus: amortization of previously capitalized interest	913	2,455	4,622	11,041	20,766	4,485
Less: capitalized interest	1,263	6,466	12,302	19,168	22,478	5,368

Earnings	$(81,319)	$(4,158)	$8,536	$32,536	$62,113	$9,509

Fixed Charges:
Interest expensed and capitalized	$6,658	$7,769	$16,078	$25,590	$23,258	$5,456
Amortization of discount and debt issue costs	2,578	1,527	2,029	2,617	2,887	749
Interest portion of rental expense	30	34	41	70	94	19

Fixed Charges	$9,266	$9,330	$18,148	$28,277	$26,239	$6,224

Ratio of Earnings to Fixed Charges	N/A	N/A	0.47	1.15	2.37	1.53

Excess (Deficiency) Amount	$(90,585)	$(13,488)	$(9,612)	$4,259	$35,874	$3,285